Commercial in confidence

MVision Private Equity Advisers USA LLC

Financial Report

September 30, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents



Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG
T +44 (2)20 73835100
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder,
MVision Private Equity Advisers USA LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC a Delaware corporation (the "Company") as of September 30, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter in relation to going concern
The Company's operations continue to face the uncertainty from the current economic environment. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Notes 2. Notwithstanding the profitability in the period the market in which the Company operates is still impacted by considerable uncertainty and the timing of forecast revenues can be difficult to predict. Our opinion is not modified with respect to this matter.

The engagement team considers the above emphasis of matter paragraph to appropriately detail the conditions and events which raise substantial doubt, and direct readers of the financial statements to the applicable footnote disclosure for further information. Based on our knowledge of the Company, as well as the users of the financial statements and their needs, we note no further items which should be included in the emphasis of matter paragraph.



Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton UK LLP

GRANT THORNTON UK LLP
We have served as the Company's auditor since 2018.

London, England
December 22, 2022

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
September 30, 2022

ASSETS

Current:

Cash and Cash Equivalents	$ 1,998,531
Fees receivable	28,540
Receivable from affiliates	561,775
Prepaid Expenses	160,730
Tax refund receivable	46,427

Non-current:

Right of Use Assets, net	1,675,859
Fixed Assets, net	120,053
Security deposit	226,282
Total assets	**$ 4,818,197**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	313,724
Lease obligations due within one year		273,413
		587,137
Long-term Liabilities:		
Operating lease creditors		1,822,032
Total liabilities	**$**	**2,409,169**

Commitments and Contingencies Note 4

Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	2,334,028
Total Stockholder's equity	**2,409,028**
Total liabilities and Stockholder's equity	**$ 4,818,197**

The accompanying notes are an integral part of this financial statement.

MVision Private Equity Advisers USA LLC

Statement of Operations
Year Ended September 30, 2022

Revenues:	
Placement fees	$ 4,559,246
Other income	520,533
Interest income	129
Total revenues	5,079,908
Expenses:	
Compensation and benefits	2,431,118
Occupancy	472,435
Service fees	902,485
Professional fees	370,793
Brokerage, clearing and exchange fees	143,380
Communications and technology	136,862
Depreciation	20,544
Other	224,472
Total expenses	4,702,089
Income before provision for income taxes	377,819
Income Taxes	(2,345)
Net income	$ 375,474

The accompanying notes are an integral part of this financial statement.

5

MVision Private Equity Advisers USA LLC

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2022

	Common Stock	Retained Earnings	Total Stockholder's Equity
Stockholder's Equity, September 30, 2021	$ 75,000	1,958,554	$ 2,033,554
Net income	-	375,474	375,474
Stockholder's Equity, September 30, 2022	$ 75,000	$ 2,334,028	$ 2,409,028

The accompanying notes are an integral part of this financial statement.

MVision Private Equity Advisers USA LLC

Statement of Cash Flows
Year Ended September 30, 2022

Cash Flows from Operating Activities:		
Net income		$ 375,474
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	20,544	
Depreciation on right of use asset	279,310	
Interest charges on right of use lease payments	121,282	
Other income from forgiveness of PPP loans	(418,600)	
		2,536
Changes in operating assets and liabilities:		
Decrease in security deposit	39,833	
Increase in fees receivable	(28,540)	
Increase in prepaid expenses	(87,116)	
Increase in prepaid taxes	(46,427)	
Increase in receivable from affiliates	(507,471)	
Increase in accrued expenses and other liabilities	(216,926)	
		(846,647)
Net Cash Used In Operating Activities		(468,637)
Cash flows Used In Investing Activities		
Purchase of fixed assets	(17,507)	
Net Cash Used from Investing Activities		(17,507)
Cash flows from Financing Activities		
Principal payments on right of use lease	(380,095)	
		(380,095)
Net Decrease in Cash and Cash Equivalents		(866,239)
Cash and Cash Equivalents:		
Beginning as at October 1, 2021		2,864,770
Ending as at September 30, 2022		$ 1,998,531

The accompanying notes are an integral part of this financial statement.

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 1. Description of Business

MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is exempt from the provision of Rule 15c3-3 as supported by Footnote 74 of the SEC Release No. 34-70073, as the Company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("USGAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Going Concern: Timing of cashflows for revenues is largely dependent on the ultimate drawdown of funds raised for clients which may be impacted by the current global economic environment and which in turn raises a substantial doubt with respect to going concern. In order to mitigate this the company is diversifying its service offering to provide services with shortened execution timescales and clearer performance milestones. After considering the potential impact of this diversification and making other enquiries, the Directors have a reasonable expectation that the Company will generate adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Impact of Covid-19: The Company continues to monitor the impact of Covid-19 including considering the available finances of the parent company and affiliated entities ("Group"). In conducting this assessment the directors are of the opinion that the Group has sufficient funding to continue to operate for the foreseeable future. The Company has also adopted flexible working arrangements for employees in order to maintain an uninterrupted service to clients. While it is too early to assess the long-term impact, at present the Company does not see a significant negative impact on its activities.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net profit.

Use of Estimates: In presenting the financial statements in conformity with USGAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Revenues are recognized at the point in time when the Company is contractually entitled to receive fees and has satisfied its performance obligations. Pricing for services is negotiated with clients for the specific obligations as set out in contractual agreements. Pricing can include a variable component linked to the delivery of those specific services. Some variable amounts are payable at the sole discretion of the client and are only recognized at the point where the revenue amount is confirmed as irrevocably due.

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 2.   Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at September 30, 2022 the Company held no cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end. Receivables are mainly due to be paid within 14 days of invoice date and late payments may be subject to an interest charge. Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the statement of financial condition net of the allowance for expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Tangible fixed assets are reported at cost, less accumulated depreciation and provision for any impairment in value. Costs associated with the repairs and maintenance of fixed assets, deemed by management as capital in nature are recorded as fixed additions in the period. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

- Fixtures, fittings and equipment   Straight line over three years
- Leasehold improvements   Over the lesser of the expected useful life of the leasehold improvement or the term of the lease

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Loans: Loan payable is initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortised cost using the effective interest method. All interest-related charges are reported in statement of comprehensive income within interest expense.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. Interest and penalties associated with income taxes are classified in the income tax expense line in the statements of operations. The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of September 30,2022.

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 3.   Related Party Transactions

The Company reimbursed $902,485 of fees under a service agreement (the "Agreement"), effective on May 1, 2016, with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. The Company transferred $129,090 for expenses incurred on its behalf and advanced $1,539,662 for working capital to its Parent. As at September 30, 2022, the Company had an intercompany receivable from the Parent of $559,904 related to unsettled balances in connection with the Agreement. There is also an intercompany receivable from a commonly controlled affiliate of $1,871.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 4.   Right of Use Assets

The Company recognizes a right of use asset and related lease liability in connection with all leases except those identified as having low value or having a remaining lease term of less than 12 months from the initial application

During the year ended to September 30, 2022, the Company has office space obligations under a non-cancellable lease expiring in September 2028. In September 2021 a sublease was entered into for part of the office floor space under a non-cancellable lease expiring in September 2028. This sublease has been treated as an operating lease.

The Company adopted an incremental borrowing rate of 5.5% to determine the present value of future lease payments, and to determine the fair values of the right of use assets, lease liabilities and financial lease receivable.

	$'000's
Cost of right of use assets as at October 1, 2021 and as at September 30, 2022	2,703
Depreciation as at October 1, 2021	748
Depreciation during the period	279
Disposal of right of use assets	-
Depreciation as at September 30, 2022	1,027
Right of use assets as at September 30, 2022	1,676

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 4.   Right of Use Assets (continued)

The future aggregate minimum rentals under these leases are as follows:

Year ending September 30,	Lease payments $'000's	Finance charge $'000's	Net present value $'000's
2023	380	107	273
2024	416	90	326
2025	416	72	344
2026	416	52	364
2027	416	32	384
Thereafter	415	11	404
	$ 2,459	$ 364	$ 2,095

Office rental expense for the year ended September 30, 2022 amounted to $380,095.

The future rentals receivable under the sublease are as follows:

Year ending September 30,	Lease receipts $'000's
2023	107
2024	110
2025	112
2026	114
2027	117
Thereafter	119
	$ 679

Note 5.   Other income

During the years ended September 30, 2021 and April 30, 2020, the Company obtained Paycheck Protection Program (PPP) loans of $418,600 (tranche 2 received April 2021) and $418,600 (tranche 1 received May 2020), respectively, under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loans and accrued interest are forgivable as long as proceeds are used for certain eligible expenses, including payroll, benefits, and occupancy expenses, and the Company maintains its payroll levels. The amount of loan forgiveness is reduced if the borrower terminates employees or reduces salaries during the period the expenses are incurred. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for six months. The Company believes its use of the loan proceeds met the conditions for forgiveness of the loan. The Company elected to treat the forgivable loans as government grants. As such, the full amounts of $418,600 and $418,600, respectively, were recorded in other income as the eligible expenses were incurred. The Company elected to present the PPP in the operating section of the statement of cash flows where the related expenses are recorded. On June 10, 2021, the Small Business Administration approved the forgiveness of the Company's first tranche $418,600 PPP loan. On March 28, 2022, the Small Business Administration approved the forgiveness of the Company's second tranche of $418,600 PPP loan.

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 6.   Employee Benefit Plans

The Company administers a 401(k) plan (the "401(k) Plan") for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company. Eligible employees were permitted to contribute up to the legal limit and the Company contributes 5% of the employees' gross salary. Contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company on commencement of their employment. For the year ended September 30, 2022, the Company recorded contributions of $120,958 in 401(k) expense and this is included in compensation and benefits in the statement of operations.

Note 7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, as at September 30, 2022, the Company had net capital of $1,265,100 which was $1,216,213 in excess of its required net capital of $48,887. The Company's ratio of aggregate indebtedness to net capital was 0.5796 to 1.

Note 8.   Income Taxes

As of September 30, 2022 the provision for (recovery of) income taxes consists of the following components.

Current:	
Federal	$ -
State and local	2,345
Total Provision	$ 2,345

Note 9.   Reconciliation of Income Tax Rate

As of September 30, 2022, the difference between the U.S. Federal statutory rate of 21% and the Company's effective rate of 7.6% relates to state and local taxes, change in valuation allowance, and other permanent differences.

The Company is not subject to any federal or state tax examinations. As of September 30, 2022, the Company was not required to record any liabilities for uncertain tax positions and no related penalties and interest were recorded.

Note 10.   Deferred Tax Assets

As of September 30, 2022, the Company's deferred tax assets and liabilities related to Federal and State net operating loss carryovers, fixed asset depreciation, and other temporary differences between the Company's book and tax basis differences in their assets and liabilities.

The Company evaluated the positive and negative evidence affecting the realizability of its net deferred tax assets and determined that it is not more likely than not the benefits of the net deferred tax assets would be realizable as of September 30, 2022. Therefore, a full valuation allowance was recorded. As of September 30, 2022, the Company's valuation allowance decreased by $10,676.

MVision Private Equity Advisers USA LLC
Notes to Financial Statements

Note 10. Deferred Tax Asset (Continued)

As of September 30, 2022, the Company had Federal and State net operating loss carryovers ("NOLs") of $1,660,719 and $51,688, respectively. Federal and State NOLs may be subject to annual limitation under Section 382 should there be any ownership changes.

Note 11. Property and Equipment

As at September 30, 2022 property and equipment are comprised of the following:

Computer and office equipment	$ 255,139
Leasehold improvements	1,751,804
Total at cost	2,006,943
Less accumulated depreciation and amortization	(1,886,890)
Property and equipment, net	$ 120,053

The Company recognized a depreciation charge of $20,544 in the current year.

Note 12. Letter of Credit

The Company maintains a letter of credit in the amount of $181,140 as of September 30, 2022 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 13. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 14. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Two clients made up 44% and 26% of all fee revenue respectively earned for the year ended September 30, 2022.

Note 15. Subsequent Events

Subsequent events have been evaluated through December 22, 2022, the date these financial statements were issued.

MVision Private Equity Advisers USA LLC

Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2022

Computation of Net Capital

Total Stockholder's equity	$ 2,409,028
Non-allowable Assets and Other Capital Charges:	
Fixed assets	120,053
Security Deposits	226,282
Fees receivable	28,540
Prepaid expenses	160,730
Tax refund receivable	46,427
Receivable from affiliates	561,775
Foreign currency 6% haircut charge	121
Total non-allowable assets and other capital charges	1,143,928
Net capital	1,265,100
Minimum Net Capital Requirement:	
Greater of 6-2/3% of aggregate indebtedness of $733,309 or $5,000	48,887
Excess net capital	$ 1,216,213
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 313,724
Operating lease creditor greater than net asset	419,585
Total aggregate indebtedness	$ 733,309
Ratio of Aggregate Indebtedness to Net Capital	0.5796 to 1

There are no material differences between this computation of net capital and the Company's corresponding Part II unaudited of Form X-17A-5 filed on October 25, 2022.

MVision Private Equity Advisers USA LLC

Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3
September 30, 2022

The Company is exempt from the provisions of Rule 15c3-3 as supported by Footnote 74 of the SEC Release No. 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.



Grant Thornton UK LLP
30 Finsbury Square
London
EC2A 1AG

T +44 (0)20 7383 5100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

MVision Private Equity Advisers USA LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) MVision Private Equity Advisers USA LLC , a Delaware corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GRANT THORNTON LLP

Grant Thornton UK LLP

London, England
22 December 2022

MVision Private Equity Advisers USA LLC

Exemption Report

September 30, 2022

MVision Private Equity Advisers USA LLC's Exemption Report

MVision Private Equity Advisers USA LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Private placements
   b. Investment advisory services

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MVision Private Equity Advisers USA LLC

I, Mounir Guen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Mounir Guen

CE4129C4EAC24DD...

_____

Mounir Guen
CEO

November 22, 2022